

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 4, 2023

David Leung
Chief Executive Officer
Euro Tech Holdings Company Limited
Unit D, 18/F, Gee Chang Hong Centre
65 Wong Chuk Hang Road
Hong Kong

   Re: Euro Tech Holdings Company Limited
     Form 20-F for the Fiscal Year Ended December 31, 2022
     Response dated July 27, 2023
     File No. 000-22113

Dear David Leung:

  We have reviewed your July 27, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1. We note your statement that you are "not owned or controlled by any governmental entity in any jurisdiction" in connection with your required submission under paragraph (a). Please supplementally describe the materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For

instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

3. We note that your proposed disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) use the term "the Company." It is unclear from the context of these disclosures whether this term is meant to encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to Euro Tech Holdings Company Limited as you only identify your subsidiaries pursuant to Item 16I(b)(4). Please note that Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item 16I(b) for you and all of your consolidated foreign operating entities.

Please contact Tyler Howes at 202-551-3370 or Christopher Dunham at 202-551-3783 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Richard Friedman, Esq.